Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003
(000’s, except ratios)

Earnings:
Net Income, per Consolidated Statement of Earnings	$8,746	$8,033	$8,553	$8,226	$7,958
Federal and State Income Taxes included in Operations	4,482	4,266	4,275	4,206	3,551
Interest on Long-Term Debt	10,919	9,404	8,319	8,394	8,088
Amortization of Debt Discount Expense	136	112	104	98	82
Other Interest	1,949	1,675	1,046	629	1,070

Total	$26,232	$23,490	$22,297	$21,553	$20,749

Fixed Charges:
Interest of Long-Term Debt	$10,919	$9,404	$8,319	$8,394	$8,088
Amortization of Debt Discount Expense	136	112	104	98	82
Other Interest	1,949	1,675	1,046	629	1,070
Pre-tax Preferred Stock Dividend Requirements	213	208	234	325	391

Total	$13,217	$11,399	$9,703	$9,446	$9,631

Ratio of Earnings to Fixed Charges	1.98	2.06	2.30	2.28	2.15